Exhibit 99.1

Purple Biotech Ltd.

Consolidated Unaudited Statements of Financial Position as of:

	September 30	December 31
	2021	2020
	USD thousands	USD thousands
Assets
Cash and cash equivalents	9,117	11,247
Short term deposits	36,447	46,558
Trade receivables	500	500
Other current assets	1,133	977

Total current assets	47,197	59,282

Non-current assets
Right to use assets	658	790
Fixed assets, net	273	178
Long term deposits	5,018	3,071
Intangible assets	20,482	20,482

Total assets	73,628	83,803

Liabilities
Lease liability – short term	199	207
Accounts payable	2,083	1,198
Other payables	1,144	1,693

Total current liabilities	3,426	3,098

Non-current liabilities

Lease liability	563	688
Post-employment benefit liabilities	265	265

Total non–current liabilities	828	953

Equity
Share capital, no par value	-	-
Share premium	122,214	118,909
Receipts on account of warrants	28,015	29,984
Capital reserve for share-based payments	9,764	8,115
Capital reserve from transactions with related parties	761	761
Capital reserve from transactions with non-controlling
interest	(859)	(859)
Accumulated loss	(90,834)	(77,521)

Equity attributable to owners of the Company	69,061	79,389
Non-controlling interests	313	363
Total equity	69,374	79,752

Total liabilities and equity	73,628	83,803

Purple Biotech Ltd.

Consolidated Unaudited Statement of Operations for the period ended

	3 months ended in September	9 months ended September 30
	2021	2021
	USD thousands	USD thousands

Research and development expenses	1,793	8,884
Sales, general and administrative expenses	1,403	4,599
Total operating expenses	3,196	13,483

Operating loss	3,196	13,483

Expenses (income) on account of warrants		-
Finance expenses	21	143
Finance income	(68)	(264)
Finance expenses (income), net	(47)	(121)

Loss for the period	3,149	13,362

Loss attributable to:
Owners of the Company	3,137	13,313
Non-controlling interests	12	50
	3,149	13,363
Loss per share data
Basic and diluted loss per ADS – USD	0.20	0.76

Number of shares used in calculating basic and diluted loss per ADS	17,512,257	17,512,257

Reconciliation of Adjusted Operating Loss

	3 months ended in September	9 months ended September 30
	2021	2021
	USD thousands	USD thousands
Operating loss for the period	3,196	13,483
Less ESOP expenses	(392)	(1,777)

	2,804	11,706